November 27, 2024

Rick Gaenzle
Chief Executive Officer
Blue Gold Limited
3109 W. 50th Street, #207
Minneapolis, MN 55410

       Re: Blue Gold Limited
           Amendment No. 3 to Registration Statement on Form F-4
           Filed November 8, 2024
           File No. 333-280195
Dear Rick Gaenzle:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.



Amendment No. 3 to Registration Statement on Form F-4
Risk Factors
Company Risk Factors, page 49

1. At page 53, you state that if you are unable to complete the business combination by
       November 15, 2024, you will cease all operations except for the purpose of winding up and you would redeem your public shares and liquidate. Elsewhere you have revised disclosure to refer instead to the condition that conditions to the Closing must be satisfied or waived by January 31, 2025, or the Business Combination may be
       terminated. Please ensure that you provide updated and current disclosure regarding the applicable dates and deadlines.
 November 27, 2024
Page 2

Material U.S. Federal Income Tax Considerations, page 103

2.    We note that the newly filed tax opinion (exhibit 8.1) confirms that both the
      Perception Reorganization and the Blue Merger will qualify as a reorganization under
      Section 368(a) of the Code. In the short-form opinion filed as exhibit 8.1, counsel
      also suggests that the disclosure in    Material U. S. Federal Income Tax
      Considerations of the Business Combination    constitutes its opinion,
but we do not
      find a section with that caption in the filing. If the intention was to refer to this section at page 103, please file a revised opinion to clarify this reference, name counsel in this section, and state that the disclosure constitutes its opinion. For reference, please see Staff Legal Bulletin No. 19 at Section III.B.2.
3. Provide consistent disclosure throughout the filing with regard to the tax consequences of the Perception Reorganization and the Blue Merger, and give effect to the received opinion of counsel with regard to Section 368(a) in each case. For example, despite the opinion filed as exhibit 8.1, you state at page 67 and elsewhere that such determinations are complex, and at page 105 that "the completion of the
      Business Combination is not conditioned on the receipt of an opinion of counsel that the Perception Reorganization qualifies as a "'reorganization.'" Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Balance Sheet, page 120

4. Please refer to pro forma adjustments Q and R. As the historical financial statements of BGHL depict the acquisition of the Bogoso Prestea Mine and related mining assets, please explain why you include pro forma adjustments to record depreciation expense on property, plant and equipment and accretion of the asset retirement obligation on the pro forma condensed combined balance sheet as of June 30, 2024.

5. Please revise the pro forma condensed combined balance sheet to reflect Shareholders'
      Deficit on a post-business combination basis, consistent with your disclosure that Blue
      Gold Limited (BGL) is the surviving entity. In this regard, we note you currently reflect Perception Class A ordinary shares outstanding in the "Pro Forma Combined"
      columns rather than shares of BGL. In addition, please confirm when preparing the pro forma financial statements, you have considered that BGL is a wholly owned subsidiary of Perception prior to the business combination and that you have not duplicated amounts depicted in the historical accounts of BGL in the pro forma combined accounts.
Blue Gold Holdings Limited
Condensed Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Exploration and evaluation expenditure, page F-9

6. We note your accounting policy where you state that you capitalize exploration and evaluation expenditures when certain conditions are met. Please reference the authoritative literature you rely upon to support your accounting as generally costs related to exploration and evaluation activities are expensed as incurred under US
      GAAP.
 November 27, 2024
Page 3

Note 4 - Asset Acquisition, page F-12

7. We note your response to prior comment one where you describe how BGHL's subsidiary, Blue Gold Bogoso Prestea Limited (BG-BPL) accounted for the acquisition of the Bogoso Prestea Mine. Please address the following with respect
       to the various disclosures of the 10% interest of BG-BPL held or to be held by the
       Government of Ghana:

             Clarify if disclosure on page 160, describing the legal requirement to issue a "10%
           non-dilutable free carried interest" in BG-BPL to the Government of Ghana relates to the same economic interests as described as a "10% non-controlling interest to be held by the Government of Ghana based on Ghanaian laws" on page
           F-13.

             Please tell us and disclose the nature of any contingencies related to the pending issuance of equity interests to the Government of Ghana and confirm that you currently own 100% of the equity interests in BG-BPL.

             Describe in detail the nature of each of the economic interests in BG-BPL to be held by the Government of Ghana and explain how you accounted for each in your historical financial statements and in your combined pro forma financial statements.

             Tell us how you concluded that BG-BPL is a variable interest entity as implied by your references to ASC 810-10-30-4 in the last bullet point of your response to prior comment one and pro forma adjustment O on page 123.

             Explain how you calculated the amounts in pro forma adjustment O which
           "represent the non-controlling interest of 10% of BG-BPL" and clarify why this adjustment was limited to mineral rights, and property, plant and equipment, net without similar adjustments to the liability accounts of BGHL.
8. We note your disclosure in footnote (3) to the table on page F-13 specifies that the key assumptions in the income valuation method include long-term gold prices and the level of gold production over the life of mine. Please quantify the production volumes and gold prices expected over the life of the mine and clarify how they compare to the key project statistics disclosed on page 154.
Exhibit 96.1 - Technical Report Summary, page II-2

9. We understand from your response to prior comment 9, regarding the disparity in the assumptions for refractory materials processing costs utilized in establishing the cut-
       off grade and in the optimization parameters in Table 11.31 on page 123 of the technical report summary, that assumptions underlying the cut-off grade reflect the outlook for the near term and, in the view of the QP, a conservative gold price, while assumptions for pit optimization represent estimates of future costs to be incurred over the life of the mining operation. The response indicates that using a low estimate of
 November 27, 2024
Page 4

      refractory materials processing costs in establishing the cut-off grade is without consequence because there is an expectation that the gold price will be higher when the refractory material is mined.

      However, disclosures on page 144 of the technical report summary indicate a refractory material processing methodology has not yet been selected because you have not completed the mineral processing test work that would be necessary to evaluate the alternatives, and therefore it appears the assumption of $18/t for processing the refractory materials is without adequate support. We believe that you must have a reasonable basis for all assumptions utilized in establishing the cut-off grade and estimating resources, and in preparing cash flow analyses, including those pertaining to refractory materials processing costs.

      As a significant portion of your mineral resources are associated with refractory materials, unless you are able to show that using assumptions based on historical experience would not yield a material difference, it appears that you would need to revise the processing cost assumptions to be consistent with actual experience, to the extent that you are unable to show how such costs would have declined from the
      $34.3/t or $39/t experienced by prior operators as mentioned on pages 138 and 173 of the technical report summary. Please coordinate as necessary with the qualified persons involved in preparing the technical report summary to address this concern.

      Any rationale for assuming that processing costs will be lower than experienced historically should be specific to the processing methodology and the relevant economic factors, and should be described in the accompanying disclosure. Please similarly address any disparity between the assumptions utilized in establishing the cut-off grade and the optimization parameters, including the refractory sulphide plant operating costs of $26.0/t and the optimization parameter of $34/t mentioned on pages
      173 and 123, respectively, of the technical report summary. Please revise disclosures in your filing as necessary to conform to further changes in the technical report summary.
10. We understand from your response to prior comment 10, that revisions have been made to the technical report summary to resolve inconsistencies between the capital cost estimates reported in Section 18 and those that are shown in Table 19.4.

      However, further revisions appear to be necessary to clarify how the capital cost estimates in Sections 18.1 and 18.2 correlate with the Capital Expenditure Summary in Section 18.3; also to clarify how the amounts in the Capital Expenditure Summary in Section 18.3 correlate with the Total SIB CAPEX and the Total Expansion CAPEX in Table 19.4; and how the cost summary in Table 18.6 correlates with the operating costs in Table19.4.

      Please coordinate with the qualified persons involved in preparing the technical report summary as necessary to ensure that the information referenced above is consistent where appropriate and that explanations are provided for any differences in the accompanying disclosures, along with the rationale.
 November 27, 2024
Page 5

General

11. We note that on November 15, 2024, the New York Stock Exchange commenced proceedings to delist Perception's securities. Please revise your disclosure on the cover
       page, at page 62 under "NYSE may delist Perception's securities from trading on its exchange," and throughout the filing to reflect this development. Highlight any risks that result from Perception shares trading on the over-the-counter market.
12. We note that section 8.1(h) of the Second Amended and Restated Business Combination Agreement provides "Perception Class A Ordinary Shares to be issued
       in connection with this Agreement shall have been approved for listing on NYSE or
       Nasdaq, or such other national exchange as agreed between Perception and BGHL, subject to official notice of issuance" as a closing condition to the agreement. Please revise your disclosure accordingly now that Perception Class A Ordinary Shares are suspended and in the process of being delisted from the NYSE. Disclose whether this condition has been waived.
        Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
if you have questions regarding comments on the financial statements and related matters.
For any questions relating to engineering comments, you may contact John Coleman at 202-
551-3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy S. Levenberg at 202-551-3707 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Giovanni Caruso, Esq., of Loeb & Loeb LLP